SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 11)*

The Pep Boys—Manny, Moe & Jack
(Name of Issuer)

common stock, par value $1.00 per share
(Title of Class of Securities)

713278 10 9
(CUSIP Number)

Jesse Lynn, Esq.
Icahn Enterprises L.P.
767 Fifth Avenue, 47th Floor
New York, New York 10153
(212) 702-4300

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 3, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d‑7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 713278 10 9
1	NAME OF REPORTING PERSON Icahn Enterprises Holdings L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) / / (b) / /
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 45,905,365 (see Item 4 and Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 45,905,365 (see Item 4 and Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,905,365 (see Item 4 and Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 84.5% (see Item 4 and Item 5)
14	TYPE OF REPORTING PERSON PN

CUSIP No. 713278 10 9
1	NAME OF REPORTING PERSON Icahn Enterprises G.P. Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) / / (b) / /
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 45,905,365 (see Item 4 and Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 45,905,365 (see Item 4 and Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,905,365 (see Item 4 and Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 84.5% (see Item 4 and Item 5)
14	TYPE OF REPORTING PERSON CO

CUSIP No. 713278 10 9
1	NAME OF REPORTING PERSON Beckton Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) / / (b) / /
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 45,905,365 (see Item 4 and Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 45,905,365 (see Item 4 and Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,905,365 (see Item 4 and Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 84.5% (see Item 4 and Item 5)
14	TYPE OF REPORTING PERSON CO

CUSIP No. 713278 10 9
1	NAME OF REPORTING PERSON Carl C. Icahn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) / / (b) / /
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 45,905,365 (see Item 4 and Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 45,905,365 (see Item 4 and Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,905,365 (see Item 4 and Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 84.5% (see Item 4 and Item 5)
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

Item 1. Security and Issuer

This statement constitutes Amendment No. 11 to the Schedule 13D relating to the shares of common stock, par value $1.00 per share ("Shares"), issued by The Pep Boys – Manny, Moe & Jack (the "Issuer"), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission on December 4, 2015, as amended by Amendment No. 1 to the Schedule 13D, filed with the Securities and Exchange Commission on December 7, 2015, Amendment No. 2 to the Schedule 13D, filed with the Securities and Exchange Commission on December 8, 2015, Amendment No. 3 to the Schedule 13D, filed with the Securities and Exchange Commission on December 21, 2015, Amendment No. 4 to the Schedule 13D, filed with the Securities and Exchange Commission on December 23, 2015, Amendment No. 5 to the Schedule 13D, filed with the Securities and Exchange Commission on December 23, 2015, Amendment No. 6 to the Schedule 13D, filed with the Securities and Exchange Commission on December 28, 2015, Amendment No. 7 to the Schedule 13D, filed with the Securities and Exchange Commission on December 29, 2015, Amendment No. 8 to the Schedule 13D, filed with the Securities and Exchange Commission on December 30, 2015, Amendment No. 9 to the Schedule 13D, filed with the Securities and Exchange Commission on January 5, 2016 and Amendment No. 10 to the Schedule 13D, filed with the Securities and Exchange Commission on February 3, 2016 (the "Schedule 13D"), to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4. Purpose of the Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following:

On February 4, 2016, Icahn Enterprises L.P. ("Icahn Enterprises")  issued a press release (the "February 4 Press Release"). A copy of the February 4 Press Release is attached hereto as Exhibit 1 and is incorporated herein by reference.

In addition, on February 4, 2016, all of the outstanding Shares, including the 8,398,324 Shares not owned by the Reporting Persons immediately prior to the Merger (as defined below), were cancelled and retired in connection with consummation of the previously announced merger (the "Merger") of IEP Parts Acquisition LLC ("IEP Parts") with and into the Issuer, with the Issuer as the surviving corporation and a wholly owned subsidiary of Icahn Enterprises Holdings.

Item 5.                          Interest in Securities of the Issuer

Item 5(c) of the Schedule 13D is hereby amended by the addition of the following:

(c) The following table sets forth all transactions with respect to Shares effected by the Reporting Persons since the Reporting Persons filed Amendment No. 5 to Schedule 13D on December 23, 2015.

Name of Reporting Person	Date of Transaction	Amount of Securities	Price Per Share
Icahn Enterprises Holdings L.P. (through its wholly owned subsidiary IEP Parts	2/03/2016	39,347,282 (1)	18.50

(1)
IEP Parts, a wholly owned subsidiary of Icahn Enterprises Holdings, accepted for payment and paid for 39,347,282 Shares validly tendered in a tender offer (including those tendered by notices of guaranteed delivery) related to the Merger. On February 4, 2016 all of the outstanding Shares, including the 8,398,324 Shares not owned by the Reporting Persons immediately prior to the Merger, were cancelled and retired in connection with the Merger.

Item 7.                          Material to be Filed as Exhibits

1.	February 4 Press Release

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 5, 2016

ICAHN ENTERPRISES HOLDINGS L.P.
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES G.P. INC.

By:            /s/ SungHwan Cho
Name:                          SungHwan Cho
Title:            Chief Financial Officer

BECKTON CORP.

By:            /s/ Edward E. Mattner
Name:            Edward E. Mattner
Title:            Authorized Signatory

/s/ Carl C. Icahn
CARL C. ICAHN

[Signature Page of Amendment No. 11 to Schedule 13D – The Pep Boys—Manny, Moe & Jack]